Exhibit 99.4

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Shares of Lionsgate Studios Corp. dated as of July 9, 2026, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 9, 2026


MHR SUN GP LLC

By: /s/ Janet Yeung
　　　Name: Janet Yeung
　　　Title: Authorized Signatory

THE RACHESKY REVOCABLE TRUST

By: /s/ Mark H. Rachesky
　　　Name: Mark H. Rachesky
　　　Title: Trustee

MHR FUND MANAGEMENT LLC

By: /s/ Janet Yeung
　　　Name: Janet Yeung
　　　Title: Authorized Signatory

MHR HOLDINGS LLC

By: /s/ Janet Yeung
　　　Name: Janet Yeung
　　　Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By: /s/ Janet Yeung, Attorney in Fact
